UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

232429100
(CUSIP Number)

Michael G. Barry Irrevocable Trust of 2006
222 West Adams, Suite 1980
Chicago, Illinois  60606
(312) 235-2005

with copy to:
Denise B. Caplan
Goldberg Kohn Ltd.
55 East Monroe Street, Suite 3300
Chicago, Illinois  60603
(312) 201-3901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


July 30, 2014
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------
















1.


NAMES OF REPORTING PERSONS I.R.S.
IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Michael G. Barry Irrevocable Trust of 2006 (the "Barry Trust") (188485402)




2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)
(a) [  ]
(b) [  ]




3.


SEC USE ONLY




4.


SOURCE OF FUNDS (see instructions)

   PF




5.


CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d)or2(e)  [  ]




6.


CITIZENSHIP OR PLACE OF ORGANIZATION

   USA (Illinois)








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7.


SOLE VOTING POWER

   14,106,693.07 (1)(2)


8.


SHARED VOTING POWER

   0




9.


SOLE DISPOSITIVE POWER

   14,106,693.07(1)(2)





10.


SHARED DISPOSITIVE POWER

   0






11.


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   14,106,693.07




12.


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions)  [  ]



13.


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   15.8 (3)



14.


TYPE OF REPORTING PERSON (see instructions)

   00




(1) Consists of 395 shares of Series B Convertible Preferred Stock currently convertible at the rate of 35,713.147 shares of common stock per share of Series B Convertible Preferred Stock.

(2) Michael G. Barry is the sole grantor of the Barry Trust. The beneficiaries of the Barry Trust are his wife and descendants. Michael Barry's wife is the sole trustee of the Barry Trust and has sole voting power. Michael Barry disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein for any purpose.

(3) Percentage calculation set forth herein assumes conversion of all issued and outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and that there are 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies, Holdings, Inc.


------------------------------------------------------------







Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock") of Cyalume Technologies Holdings, Inc., a Delaware corporation (the "Issuer").


The address of the principal executive offices of Issuer is 910 SE 17th Street, Suite 300, Fort Lauderdale, Florida 33310.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by the Michael G. Barry Irrevocable
    Trust of 2006 (the "Barry Trust") of which Michael G. Barry ("Mike Barry") is the sole grantor. Maureen Barry, Mike Barry's wife, is the sole trustee of the Barry Trust and has sole voting power. Mike Barry's wife and his descendants are the sole beneficiaries of the Barry Trust.

(b) The principal business address of the Barry Trust is c/o Michael G. Barry, 222 West Adams Street, Suite 1980, Chicago, Illinois 60606.

(c) Mike Barry, being the grantor of the Barry Trust, is a director of the Issuer and owns 395 shares of the Issuer's Class C Preferred Stock, par value $0.0001 per share, which are nonvoting. Mike Barry disclaims any beneficial ownership in the securities to which this report applies for any purpose.

(d) Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such law.

(f) The Barry Trust was formed in Illinois and is governed by Illinois law.


Item 3.  Source or Amount of Funds or Other Consideration.

The Issuer issued an aggregate of 395 shares of Series B Convertible
Preferred Stock  to the Reporting Person (together with 395 shares of
Series C Preferred Stock which were issued to Mike Barry) for an aggregate of $790,000 in connection with the sale by the Issuer of $2,000,000 units comprised of Series B Convertible Preferred Stock and Series C Preferred Stock described below.

As described below, Mike Barry assigned his right to purchase the 395 shares of Series B Stock covered by this report to the Barry Trust.

Item 4.  Purpose of Transaction.

On July 30, 2014, Cyalume Technologies Holdings, Inc. (the "Company") entered into a Securities Purchase Agreement (the "Purchase Agreement") with Cova Small Cap Holdings, LLC ("Cova"), Michael G. Barry and Bayonet Capital Fund I, LLC (each, an "Investor") for the purchase by the Investors of an aggregate of 1,000 units of securities of the Company (the "Units") for an aggregate purchase price of $2.0 million (or $2,000.00 per Unit), with each Unit comprising (1) one share of Series B Convertible Preferred Stock of the Company, par value $0.001 per share (the "Series B Preferred Stock"), and (2) one share of Series C Preferred Stock of the Company, par value $0.001 per share. 900 of the Units were sold on July 30, 2014, and the remaining 100 Units were sold on August 4, 2014. $1,000,000 of the net proceeds from the sale of the Units was used to pay the amount payable by the Company on July 31, 2014 pursuant to the terms of the Confidential Settlement Agreement and Mutual Release dated as of July 10, 2014, as described in the Current Report on Form 8-K filed by the Company on July 16, 2014 (the "July 16 8-K"), and the balance of the net proceeds are expected to be used for working capital and other general corporate purposes. $250,000 of the purchase price paid by Cova for its Units was paid by means of the satisfaction and cancellation in full of the indebtedness of the Company to Cova incurred on July 10, 2014, in the original principal amount of $250,000, as described in the July 16 8-K.



The shares of Series B Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series B Convertible Preferred Stock which was filed by the Company with the Secretary of State of the State of Delaware on July 30, 2014 (the "Series B Certificate of Designation").
Pursuant to the Series B Certificate of Designation, each share of Series B Preferred Stock ranks senior to the Company's Common Stock and the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") with respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Company. Upon the Company's liquidation, sale to or merger with another corporation or other "Change of Control" (as such term is defined in the Series B Certificate of Designation), each share of Series B Preferred Stock would be entitled to a liquidation preference in an amount equal to the amount per share that would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such event in accordance with the terms of the Series B Certificate of Designation, excluding for purposes of such calculation the liquidation preference payable to the holders of Series A Preferred Stock. Holders of the Series B Preferred Stock are entitled to convert at any time all or any portion of the of Series B Preferred Stock into a number of shares of Common Stock initially equal to 35,713.147 shares of Common Stock per share of Series B Preferred Stock (the "Conversion Number"), such that the 1,000 shares of
Series B Preferred Stock issued pursuant to the Purchase Agreement will initially be convertible into a number of shares of Common Stock representing approximately 40% of the total number of shares of Common Stock outstanding, calculated on a fully-diluted basis, assuming the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock. The
Conversion Number is subject to customary adjustments, including for dividends, stock splits and other reorganizations affecting the Common Stock. In addition, the Conversion Number is subject to anti-dilution protections such that, subject to certain exceptions, if the Company issues or sells shares of Common Stock or other equity securities for no consideration or for consideration that is based on an equity valuation of the Company of less than $2 million in the aggregate, the Conversion Number will be increased to a number such that the Series B Preferred Stock will continue to be exercisable for 40% of the total number of shares of Common Stock outstanding, calculated on a fully-diluted, as-converted basis. Each share of Series B Preferred Stock will automatically convert into shares of Common Stock on the tenth anniversary of its original issuance date, at the then-current Conversion Number. Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share is convertible and will be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action or consideration.


Also on July 30, 2014 and in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors pursuant to which the Company granted four long-form registrations and unlimited piggy-back registrations to the Investors, subject to certain limitations as set forth in the Registration Rights Agreement, to register the resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

Mike Barry assigned his right to receive the shares of Series B Preferred Stock under the Purchase Agreement to the Barry Trust, a trust of which Mike Barry's wife serves as the trustee. Accordingly, the Company issued the shares of Series B Preferred Stock otherwise issuable to Mike Barry under the Purchase Agreement to the Barry Trust, and the Barry Trust signed a joinder to the Purchase Agreement and Registration Rights Agreement.













Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this report, the Barry Trust may be deemed to beneficially own 14,106,693.07 shares of Common Stock, which are issuable upon conversion of the Series B Convertible Preferred Stock held by the Barry Trust (subject to adjustment for certain transactions as described above and in the Series B Certificate of Designation).

    The 14,106,693.07 shares of Common Stock represent 15.8% of the Common Stock on a fully diluted basis, based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

(b) Maureen Barry, the sole trustee of the Barry Trust, has sole power to vote the Series B Convertible Preferred Stock and shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock.

    Mike Barry, the grantor of the Barry Trust, is on the board of directors of the Issuer and owns 395 shares of Series C Preferred Stock. Mike Barry disclaims any beneficial interest in the securities that are the subject of this report.

(c) During the 60 days immediately preceding the date of this report, all transactions involving the Reporting Person in a manner affecting the securities of the Issuer have been described in Items 3 and 4 above.

(d) Other than Maureen Barry, as trustee of the Barry Trust, no other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the common stock issuable to the Barry Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All contracts, arrangements, undertakings and relationships relating to the Reporting Person with respect to the securities of the Issuer are described in this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 - Purchase Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 2 - Series B Certificate of Designation filed with the Secretary of State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 3 - Registration Rights Agreement dated July 30, 2014
(incorporated by reference to Exhibit 10.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).







SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Michael G. Barry Irrevocable Trust of 2006


        By:  /s/  Maureen Barry
	     ------------------
             Maureen Barry, Trustee


        Dated:	August 7, 2014